FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2023
3.	Limited Review Reports
4.	News Release

OTHER NEWS

Subject: Outcome of Board Meeting held on July 22, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), at its meeting held today, inter alia, approved unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2023 (Q1-2024). We enclose herewith the following:

1.	Unaudited financial results (standalone and consolidated) for Q1-2024; and

2.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank.

3.	News Release on the unaudited financial results for Q1-2024.

The Board approved changes in the Senior Management Personnel (SMP). Saurabh Singh owing to early retirement and Vishal Batra and Vandana Jogani arising out of organisational structure changes will not be part of the updated SMP list. The Board Meeting commenced at 10.43 a.m. and concluded at 3.00 p.m.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531228, Email: companysecretary@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
(Rs. in crore)

				Three months ended			Year ended
Sr. no.	Particulars			June 30, 2023 (Q1-2024)	March 31, 2023 (Q4-2023)	June 30, 2022 (Q1-2023)	March 31, 2023 (FY2023)
				(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			33,327.61	31,021.13	23,671.54	109,231.34
	a)	Interest/discount on advances/bills		25,844.15	24,199.50	17,634.32	83,942.97
	b)	Income on investments		6,618.00	5,839.75	4,581.78	20,888.46
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		412.70	550.75	481.38	1,850.51
	d)	Others		452.76	431.13	974.06	2,549.40
2.	Other income			5,435.25	5,087.75	4,665.20	19,831.45
3.	TOTAL INCOME (1)+(2)			38,762.86	36,108.88	28,336.74	129,062.79
4.	Interest expended			15,101.15	13,354.34	10,461.52	47,102.74
5.	Operating expenses (e)+(f)			9,522.59	8,928.16	7,566.33	32,873.24
	e)	Employee cost		3,883.66	3,401.01	2,849.21	12,059.93
	f)	Other operating expenses		5,638.93	5,527.15	4,717.12	20,813.31
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			24,623.74	22,282.50	18,027.85	79,975.98
7.	OPERATING PROFIT (3)–(6)			14,139.12	13,826.38	10,308.89	49,086.81
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3)			1,292.44	1,619.80	1,143.82	6,665.58
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			12,846.68	12,206.58	9,165.07	42,421.23
10.	Exceptional items			..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			12,846.68	12,206.58	9,165.07	42,421.23
12.	Tax expense (g)+(h)			3,198.48	3,084.71	2,260.13	10,524.73
	g)	Current tax		3,137.37	2,808.22	2,239.21	10,254.48
	h)	Deferred tax		61.11	276.49	20.92	270.25
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			9,648.20	9,121.87	6,904.94	31,896.50
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			9,648.20	9,121.87	6,904.94	31,896.50
16.	Paid-up equity share capital (face value Rs. 2 each)			1,399.54	1,396.78	1,391.48	1,396.78
17.	Reserves excluding revaluation reserves			205,587.83	195,495.25	172,904.46	195,495.25
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.20%	0.20%	0.19%	0.20%
	ii)	Capital adequacy ratio (Basel III)		16.71%	18.34%	18.04%	18.34%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	13.80	13.07	9.93	45.79
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	13.54	12.83	9.75	44.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		31,822.39	31,183.70	33,163.15	31,183.70
	ii)	Net non-performing customer assets		5,381.77	5,155.07	6,656.15	5,155.07
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		2.76%	2.81%	3.41%	2.81%
	iv)	% of net non-performing customer assets to net customer assets		0.48%	0.48%	0.70%	0.48%
20.	Return on assets (annualised)			2.39%	2.39%	1.98%	2.16%
21.	Net worth[2]			199,443.22	189,125.63	166,036.35	189,125.63
22.	Outstanding redeemable preference shares			..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.33	0.37	0.38	0.37
25.	Total debts to total assets[4]			6.75%	7.53%	8.16%	7.53%

1.	At June 30, 2023, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.83% (March 31, 2023: 2.87%, June 30, 2022: 3.53%) and net non-performing advances to net advances was 0.51% (March 31, 2023: 0.51%, June 30, 2022: 0.74%).
2.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debts represents total borrowings of the Bank.

1

SUMMARISED STANDALONE BALANCE SHEET
(Rs. in crore)

	At
Particulars	June 30, 2023	March 31, 2023	June 30, 2022
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,399.54	1,396.78	1,391.48
Employees stock options outstanding	916.04	760.89	387.33
Reserves and surplus	208,650.29	198,557.72	176,099.56
Deposits	1,238,736.60	1,180,840.69	1,050,349.04
Borrowings (includes subordinated debt)	111,252.36	119,325.49	115,454.47
Other liabilities and provisions	86,045.51	83,325.08	71,898.94
Total Capital and Liabilities	1,647,000.34	1,584,206.65	1,415,580.82

Assets
Cash and balances with Reserve Bank of India	68,799.52	68,526.17	90,759.42
Balances with banks and money at call and short notice	37,447.44	50,912.10	22,464.01
Investments	398,139.53	362,329.73	321,252.23
Advances	1,057,582.60	1,019,638.31	895,624.81
Fixed assets	9,731.31	9,599.84	9,399.78
Other assets	75,299.94	73,200.50	76,080.57
Total Assets	1,647,000.34	1,584,206.65	1,415,580.82

STANDALONE SEGMENTAL RESULTS
(Rs. in crore)

		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2023 (Q1-2024)	March 31, 2023 (Q4-2023)	June 30, 2022 (Q1-2023)	March 31, 2023 (FY2023)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	31,057.21	28,739.34	23,388.01	103,775.34
b	Wholesale Banking	16,069.13	14,596.64	10,869.29	50,614.85
c	Treasury	26,305.11	24,008.70	18,358.00	84,770.74
d	Other Banking	844.19	713.34	235.25	2,383.06
	Total segment revenue	74,275.64	68,058.02	52,850.55	241,543.99
	Less: Inter segment revenue	35,512.78	31,949.14	24,513.81	112,481.20
	Income from operations	38,762.86	36,108.88	28,336.74	129,062.79
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	4,178.63	4,902.63	3,809.66	17,533.68
b	Wholesale Banking	4,079.70	4,503.59	3,688.38	15,785.78
c	Treasury	4,362.13	4,235.25	2,608.87	14,271.55
d	Other Banking	226.22	165.11	108.16	480.22
e	Unallocated expenses	..	(1,600.00)	(1,050.00)	(5,650.00)
	Total segment results	12,846.68	12,206.58	9,165.07	42,421.23
3.	Segment assets
a	Retail Banking	630,477.85	603,959.37	510,367.43	603,959.37
b	Wholesale Banking	446,455.06	432,874.35	393,716.21	432,874.35
c	Treasury	531,436.54	508,469.75	485,647.58	508,469.75
d	Other Banking	31,188.56	29,791.54	16,839.92	29,791.54
e	Unallocated	7,442.33	9,111.64	9,009.68	9,111.64
	Total segment assets	1,647,000.34	1,584,206.65	1,415,580.82	1,584,206.65
4.	Segment liabilities
a	Retail Banking	918,274.84	891,354.54	783,552.78	891,354.54
b	Wholesale Banking	380,883.03	347,276.49	316,624.92	347,276.49
c	Treasury	120,918.90	129,240.96	126,750.92	129,240.96
d	Other Banking	2,528.28	2,519.27	2,273.82	2,519.27
e	Unallocated	13,429.41	13,100.00	8,500.00	13,100.00
	Total segment liabilities	1,436,034.46	1,383,491.26	1,237,702.44	1,383,491.26
5.	Capital employed	210,965.88	200,715.39	177,878.38	200,715.39
6.	Total (4)+(5)	1,647,000.34	1,584,206.65	1,415,580.82	1,584,206.65

2

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(Rs. in crore)

Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q1-2024
	Retail Banking	31,057.21	4,178.63	630,477.85	918,274.84
(i)	Digital Banking	7,069.30	1,175.94	99,428.98	148,151.01
(ii)	Other Retail Banking	23,987.91	3,002.69	531,048.87	770,123.83
Q4-2023
	Retail Banking	28,739.34	4,902.63	603,959.37	891,354.54
(i)	Digital Banking	6,474.87	1,535.48	94,132.35	130,670.32
(ii)	Other Retail Banking	22,264.47	3,367.15	509,827.02	760,684.22

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

3

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)

			Three months ended			Year ended
Sr. no.	Particulars		June 30, 2023 (Q1-2024)	March 31, 2023 (Q4-2023)	June 30, 2022 (Q1-2023)	March 31, 2023 (FY2023)
			(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		37,105.89	34,438.91	26,158.60	121,066.81
	a)	Interest/discount on advances/bills	27,087.69	25,353.68	18,453.74	87,929.24
	b)	Income on investments	8,831.05	7,827.87	6,126.29	27,905.03
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	582.21	707.14	562.74	2,305.46
	d)	Others	604.94	550.22	1,015.83	2,927.08
2.	Other income		14,978.11	19,483.84	13,059.73	65,111.99
3.	TOTAL INCOME (1)+(2)		52,084.00	53,922.75	39,218.33	186,178.80
4.	Interest expended		16,367.66	14,479.47	11,089.06	50,543.39
5.	Operating expenses (e)+(f)		20,056.67	24,237.09	17,006.69	82,439.02
	e)	Employee cost	4,811.33	4,248.00	3,587.18	15,234.17
	f)	Other operating expenses	15,245.34	19,989.09	13,419.51	67,204.85
6.	TOTAL EXPENDITURE (4)+(5)		36,424.33	38,716.56	28,095.75	132,982.41
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		15,659.67	15,206.19	11,122.58	53,196.39
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 3)		1,345.04	1,722.05	1,130.79	6,939.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		14,314.63	13,484.14	9,991.79	46,256.46
10.	Exceptional items		..	..	..	..
11.	Add: Share of profit in associates		251.04	251.07	211.26	998.29
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		14,565.67	13,735.21	10,203.05	47,254.75
13.	Tax expense (g)+(h)		3,551.22	3,498.92	2,504.86	11,793.44
	g)	Current tax	3,507.57	3,178.06	2,483.77	11,456.44
	h)	Deferred tax	43.65	320.86	21.09	337.00
14.	Less: Share of profit/(loss) of minority shareholders		378.33	383.59	313.66	1,424.67
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		10,636.12	9,852.70	7,384.53	34,036.64
16.	Extraordinary items (net of tax expense)		..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		10,636.12	9,852.70	7,384.53	34,036.64
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,399.54	1,396.78	1,391.48	1,396.78
19.	Reserves excluding revaluation reserves		220,658.14	209,248.29	184,692.05	209,248.29
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		15.22	14.12	10.62	48.86
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		14.91	13.84	10.41	47.84

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)

	At
Particulars	June 30, 2023	March 31, 2023	June 30, 2022
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,399.54	1,396.78	1,391.48
Employees stock options outstanding	916.04	760.89	387.33
Reserves and surplus	223,749.98	212,340.13	187,919.99
Minority interest	6,997.14	6,686.75	6,018.39
Deposits	1,269,343.44	1,210,832.15	1,077,789.55
Borrowings (includes subordinated debt)	182,981.41	189,061.81	166,064.37
Liabilities on policies in force	253,673.57	238,867.36	218,825.18
Other liabilities and provisions	100,836.28	98,544.63	84,380.89
Total Capital and Liabilities	2,039,897.40	1,958,490.50	1,742,777.18

Assets
Cash and balances with Reserve Bank of India	68,839.14	68,648.94	90,798.15
Balances with banks and money at call and short notice	58,589.88	67,807.55	36,791.44
Investments	692,709.14	639,551.97	565,576.78
Advances	1,124,875.06	1,083,866.32	957,206.97
Fixed assets	11,154.20	10,969.00	10,654.95
Other assets	83,628.65	87,545.39	81,647.56
Goodwill on consolidation	101.33	101.33	101.33
Total Assets	2,039,897.40	1,958,490.50	1,742,777.18

4

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)

		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2023 (Q1-2024)	March 31, 2023 (Q4-2023)	June 30, 2022 (Q1-2023)	March 31, 2023 (FY2023)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	31,057.21	28,739.34	23,388.01	103,775.34
b	Wholesale Banking	16,069.13	14,596.64	10,869.29	50,614.85
c	Treasury	26,305.52	24,009.31	18,358.07	84,536.92
d	Other Banking	1,566.63	1,379.10	625.54	4,464.00
e	Life Insurance	9,937.69	14,955.07	8,997.79	47,930.17
f	Others	3,129.78	2,698.49	2,054.00	9,725.98
	Total segment revenue	88,065.96	86,377.95	64,292.70	301,047.26
	Less: Inter segment revenue	35,981.96	32,455.20	25,074.37	114,868.46
	Income from operations	52,084.00	53,922.75	39,218.33	186,178.80
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,178.63	4,902.63	3,809.66	17,533.68
b	Wholesale Banking	4,079.70	4,503.59	3,688.38	15,785.78
c	Treasury	4,362.51	4,235.43	2,608.92	14,037.21
d	Other Banking	431.66	342.28	204.76	1,001.45
e	Life Insurance	208.48	316.80	155.69	896.89
f	Others	1,344.40	1,055.53	921.16	4,202.37
g	Unallocated expenses	..	(1,600.00)	(1,050.00)	(5,650.00)
	Total segment results	14,605.38	13,756.26	10,338.57	47,807.38
	Less: Inter segment adjustment	290.75	272.12	346.78	1,550.92
	Add: Share of profit in associates	251.04	251.07	211.26	998.29
	Profit before tax and minority interest	14,565.67	13,735.21	10,203.05	47,254.75
3.	Segment assets
a	Retail Banking	630,477.85	603,959.37	510,367.43	603,959.37
b	Wholesale Banking	446,455.06	432,874.35	393,716.21	432,874.35
c	Treasury	536,365.17	512,940.50	489,508.32	512,940.50
d	Other Banking	85,997.13	83,696.05	69,113.82	83,696.05
e	Life Insurance	270,187.94	255,689.90	233,435.29	255,689.90
f	Others	74,421.79	71,134.84	48,327.08	71,134.84
g	Unallocated	7,589.80	9,656.72	9,610.65	9,656.72
	Total	2,051,494.74	1,969,951.73	1,754,078.80	1,969,951.73
	Less: Inter segment adjustment	11,597.34	11,461.23	11,301.62	11,461.23
	Total segment assets	2,039,897.40	1,958,490.50	1,742,777.18	1,958,490.50
4.	Segment liabilities
a	Retail Banking	918,274.84	891,354.54	783,552.78	891,354.54
b	Wholesale Banking	380,883.03	347,276.49	316,624.92	347,276.49
c	Treasury	136,353.59	144,338.32	140,857.76	144,338.32
d	Other Banking	52,110.28	51,378.80	49,820.28	51,378.80
e	Life Insurance	259,852.31	245,755.62	224,521.49	245,755.62
f	Others	64,855.12	62,250.16	40,502.77	62,250.16
g	Unallocated	13,100.00	13,100.00	8,500.00	13,100.00
	Total	1,825,429.17	1,755,453.93	1,564,380.00	1,755,453.93
	Less: Inter segment adjustment	11,597.34	11,461.23	11,301.62	11,461.23
	Total segment liabilities	1,813,831.83	1,743,992.70	1,553,078.38	1,743,992.70
5.	Capital employed	226,065.57	214,497.80	189,698.80	214,497.80
6.	Total (4)+(5)	2,039,897.40	1,958,490.50	1,742,777.18	1,958,490.50

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
8.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

5

Notes:

1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on July 22, 2023. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q1-2024.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	At June 30, 2023, the Bank holds contingency provision of Rs. 13,100.00 crore (March 31, 2023: Rs. 13,100.00 crore; June 30, 2022: Rs. 8,500.00 crore).
4.	During Q1-2024, the Bank has allotted 13,834,691 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
5.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
6.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
7.	The amounts for Q4-2023 are balancing figures between the figures as per the audited financial statements for FY2023 and the published figures for 9M-2023.
8.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
9.	Rs. 1.00 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Rakesh Jha
Mumbai	Executive Director
July 22, 2023	DIN-00042075

6

M S K A & Associate	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited standalone financial results for the quarter ended 30 June 2023 of ICICI Bank Limited pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 June 2023 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures relating to Pillar 3 disclosures as at 30 June 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 05 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank's Management and has been approved by the Board of Directors of the Bank, is prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard 25 ‘Interim Financial Reporting’(‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they applies to the Banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

1

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	Based on our review conducted as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25 prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at 30 June 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 05 to the Statement and have not been reviewed by us.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 23118580BGXRSJ8188	UDIN: 23117348BGSZKY6251

Place: Mumbai	Place: Mumbai
Date: 22 July 2023	Date: 22 July 2023

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited consolidated financial results for the quarter ended 30 June 2023 of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Parent Bank’ or ‘the Bank’), its subsidiaries (the Parent Bank and its subsidiaries together referred to as ‘the Group’) and its share of the net profit / (loss) after tax of its associates for the quarter ended 30 June 2023 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 05 of the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, is prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard (‘AS’) 25 ‘Interim Financial Reporting’ (‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

4.	The Statement includes the results/information of the entities referred in Annexure 1.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review/audit reports of other auditors, referred to in paragraph 8 & 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the Listing Regulations including the manner in which it is to be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2023, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in Note 05 to the Statement and have not been reviewed by us.

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 18 July 2023 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2023 is the responsibility of the Company's Panel Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 18 July 2023, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported (‘IBNR'), Claims Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 30 June 2023 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial results of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

8.	We did not review/audit the interim financial statements / financial results of ten subsidiaries, included in the Statement, whose interim financial statements / financial results reflects total assets of Rs.3,99,523.09 crore (before consolidation adjustments) as at 30 June 2023 and total revenues of Rs.13,764.91 crore (before consolidation adjustments) and total net profit after tax of Rs.1,408.28 crore (before consolidation adjustments) for the quarter ended 30 June 2023 as considered in the Statement. These interim financial statements/ financial results have been reviewed/audited by other auditors whose review/ audit reports have been furnished to us by the management, and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these

2

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

subsidiaries, three subsidiaries are located outside India whose interim financial statements/information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/information of these three subsidiaries are not material to the Group. Our conclusion on the statement is not modified in respect of the above matter.

9.	The Statement also includes the Group's share of net profit after tax of Rs.187.43 crore for the quarter ended 30 June 2023, respectively, as considered in the Statement, in respect of an associate, whose interim financial information/financial result have not been reviewed by us. This interim financial statements / information have been audited/reviewed by other auditors whose reports have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of this associate, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above. Our conclusion on the Statement is not modified in respect of the above matter.

10.	The Statement includes the interim financial statements / information of six subsidiaries which have not been reviewed/audited by their auditors, whose interim financial statements / financial results reflect total assets of Rs.388.21 crore (before consolidation adjustments) as at 30 June 2023, total revenues of Rs.30.27 crore (before consolidation adjustments) and total net loss after tax of Rs.3.38 crore (before consolidation adjustments) for the quarter ended 30 June 2023, as considered in the Statement. The Statement also includes the Group's share of net profit after tax of Rs.63.61 crore for the quarter ended 30 June 2023 respectively, as considered in the Statement, in respect of seven associates based on their interim financial statements / financial results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / financial results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Gautam Shah
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 117348
UDIN: 23118580BGXRSK9552	UDIN: 23117348BGSZKZ7786

Place: Mumbai	Place: Mumbai
Date: 22 July 2023	Date: 22 July 2023

3

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement.

Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Prudential Pension Funds Management Company Limited

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Home Finance Company Limited

9.	ICICI Investment Management Company Limited

10.	ICICI Securities Limited

11.	ICICI Securities Holdings Inc.

12.	ICICI Securities Inc.

13.	ICICI Venture Funds Management Company Limited

14.	ICICI Trusteeship Services Limited

15.	ICICI Prudential Asset Management Company Limited

16.	ICICI Prudential Trust Limited

17.	ICICI Strategic Investments Limited

Associates

18.	ICICI Lombard General Insurance Company Limited

19.	I-Process Services (India) Private Limited

20.	NIIT Institute of Finance Banking and Insurance Trading Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 22, 2023

Performance Review: Quarter ended June 30, 2023

•	Core operating profit less provisions (profit before tax excluding treasury gains) grew by 38.0% year-on-year to ₹ 12,595 crore (US$ 1.5 billion) in the quarter ended June 30, 2023 (Q1-2024)

•	Core operating profit grew by 35.2% year-on-year to ₹ 13,887 crore (US$ 1.7 billion) in Q1-2024

•	Profit after tax grew by 39.7% year-on-year to ₹ 9,648 crore (US$ 1.2 billion) in Q1-2024

•	Total period-end deposits grew by 17.9% year-on-year to ₹ 12,38,737 crore (US$ 151.0 billion) at June 30, 2023

•	Average CASA ratio was 42.6% in Q1-2024

•	Domestic loan portfolio grew by 20.6% year-on-year to ₹ 10,25,310 crore (US$ 125.0 billion) at June 30, 2023

•	Net NPA ratio was 0.48% at June 30, 2023

•	Provision coverage ratio on non-performing assets was 82.4% at June 30, 2023

•	Including profits for Q1-2024, total capital adequacy ratio was 17.47% and Tier-1 capital adequacy ratio was 16.76% on a standalone basis at June 30, 2023

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2023 (Q1-2024). The statutory auditors have conducted a limited and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2023.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	The core operating profit less provisions (profit before tax excluding treasury gains) grew by 38.0% year-on-year to ₹ 12,595 crore (US$ 1.5 billion) in Q1-2024 from ₹ 9,129 crore (US$ 1.1 billion) in the quarter ended June 30, 2022 (Q1-2023)

•	The core operating profit grew by 35.2% year-on-year to ₹ 13,887 crore (US$ 1.7 billion) in Q1-2024 from ₹ 10,273 crore (US$ 1.3 billion) in the quarter ended June 30, 2022 (Q1-2023); excluding dividend income from subsidiaries/associates, core operating profit grew by 37.0% year-on-year in Q1-2024

•	Net interest income (NII) increased by 38.0% year-on-year to ₹ 18,227 crore (US$ 2.2 billion) in Q1-2024 from ₹ 13,210 crore (US$ 1.6 billion) in Q1-2023

•	The net interest margin was 4.78% in Q1-2024 compared to 4.01% in Q1-2023 and 4.90% in Q4-2023

•	Non-interest income, excluding treasury gains, increased by 12.0% year-on-year to ₹ 5,183 crore (US$ 632 million) in Q1-2024 from ₹ 4,629 crore (US$ 564 million) in Q1-2023

•	Fee income grew by 14.1% year-on-year to ₹ 4,843 crore (US$ 590 million) in Q1-2024 from ₹ 4,243 crore (US$ 517 million) in Q1-2023. Fees from retail, rural, business banking and SME customers constituted about 78% of total fees in Q1-2024

•	Provisions (excluding provision for tax) were ₹ 1,292 crore (US$ 157 million) in Q1-2024 compared to ₹ 1,144 crore (US$ 139 million) in Q1-2023

•	There was a treasury gain of ₹ 252 crore (US$ 31 million) in Q1-2024 compared to a gain of ₹ 36 crore (US$ 4 million) in Q1-2023

•	The profit before tax grew by 40.2% year-on-year to ₹ 12,847 crore (US$ 1.6 billion) in Q1-2024 from ₹ 9,165 crore (US$ 1.1 billion) in Q1-2023

•	The profit after tax grew by 39.7% year-on-year to ₹ 9,648 crore (US$ 1.2 billion) in Q1-2024 from ₹ 6,905 crore (US$ 842 million) in Q1-2023

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Growth in digital and payments platforms

There have been more than one crore activations on iMobile Pay by non-ICICI Bank account holders at end-June 2023. There have been about 2,30,000 registrations by non-ICICI Bank account holders on InstaBIZ till June 30, 2023. ICICI Bank’s Merchant STACK offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms such as digital current account opening, instant overdraft facilities based on point-of-sale transactions, connected banking services and digital store management, among others. The value of the Bank’s merchant acquiring transactions through UPI grew by 12% sequentially and 88% year-on-year in Q1-2024. The Bank had a market share of 30% by value in electronic toll collections through FASTag in Q1-2024, with a 16% year-on-year growth in collections.

The Bank has created more than 20 industry specific STACKs which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The Bank’s Trade Online and Trade Emerge platforms allow customers to perform most of their trade finance and foreign exchange transactions digitally. The Bank’s digital solutions integrate the export transaction lifecycle with bespoke solutions providing frictionless experience to the clients and simplify customer journeys. The latest digital solutions include Insta EPC for instant disbursal of export finance, eDocs solution for regulatory compliance, vessel tracking for real-time status update on shipment and document tracking for movement of export documents. About 70% of trade transactions were done digitally in Q1-2024. The value of transactions done through Trade Online and Trade Emerge platforms in Q1-2024 was 1.4 times the value in Q1-2023.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Credit growth

The net domestic advances grew by 20.6% year-on-year and 4.0% sequentially at June 30, 2023. The retail loan portfolio grew by 21.9% year-on-year and 4.5% sequentially, and comprised 54.3% of the total loan portfolio at June 30, 2023. Including non-fund outstanding, the retail portfolio was 45.9% of the total portfolio at June 30, 2023. The business banking portfolio grew by 30.4% year-on-year and 3.8% sequentially at June 30, 2023. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 31 million), grew by 28.5% year-on-year and 5.0% sequentially at June 30, 2023. The rural portfolio grew by 17.6% year-on-year and 3.6% sequentially at June 30, 2023. The domestic corporate portfolio grew by 19.3% year-on-year and 2.8% sequentially at June 30, 2023. Total advances increased by 18.1% year-on-year and 3.7% sequentially to ₹ 10,57,583 crore (US$ 128.9 billion) at June 30, 2023.

Deposit growth

Total period-end deposits increased by 17.9% year-on-year and 4.9% sequentially to ₹ 12,38,737 crore (US$ 151.0 billion) at June 30, 2023. Total term deposits increased by 25.8% year-on-year and 9.8% sequentially to ₹ 7,02,511 crore (US$ 85.6 billion) at June 30, 2023. Average current account deposits increased by 9.2% year-on-year in Q1-2024. Average savings account deposits increased by 5.6% year-on-year in Q1-2024.

With an addition of 174 branches during Q1-2024, the Bank had a network of 6,074 branches, 16,731 ATMs and cash recycling machines at June 30, 2023.

Asset quality

The gross NPA ratio was 2.76% at June 30, 2023 compared to 2.81% at March 31, 2023. The net NPA ratio was 0.48% at June 30, 2023 compared to 0.48% at March 31, 2023 and 0.70% at June 30, 2022. The net addition to gross NPAs, excluding write-offs and sale, were ₹ 1,807 crore (US$ 220 million) in Q1-2024 compared to ₹ 14 crore (US$ 2 million) in Q4-2023. The gross NPA additions were ₹ 5,318 crore (US$ 648 million) in Q1-2024 compared to ₹ 4,297 crore (US$ 524 million) in Q4-2023. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,511 crore (US$ 428 million) in Q1-2024 compared to ₹ 4,283 crore (US$ 522 million) in Q4-2023. The Bank has written off gross NPAs amounting to ₹ 1,169 crore (US$ 142 million) in Q1-2024. The provision coverage ratio on NPAs was 82.4% at June 30, 2023.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 3,946 crore (US$ 481 million) or 0.4% of total advances at June 30, 2023 from ₹ 4,508 crore (US$ 549 million) at March 31, 2023. The Bank holds provisions amounting to ₹ 1,224 crore (US$ 149 million) against these borrowers under resolution. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.6 billion) at June 30, 2023. The loan and non-fund based outstanding to performing corporate and SME borrowers rated BB and below reduced to ₹ 4,276

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

crore (US$ 521 million) at June 30, 2023 from ₹ 4,704 crore (US$ 573 million) at March 31, 2023. The loan and non-fund based outstanding of ₹ 4,276 crore (US$ 521 million) at June 30, 2023 includes ₹ 727 crore (US$ 89 million) to borrowers under resolution.

Capital adequacy

Including profits for Q1-2024, the Bank’s total capital adequacy ratio at June 30, 2023 was 17.47% and Tier-1 capital adequacy was 16.76% compared to the minimum regulatory requirements of 11.70% and 9.70% respectively.

Consolidated results

The consolidated profit after tax increased by 44.0% year-on-year to ₹ 10,636 crore (US$ 1.3 billion) in Q1-2024 from ₹ 7,385 crore (US$ 900 million) in Q1-2023.

Consolidated assets grew by 17.0% year-on-year to ₹ 2,039,897 crore (US$ 248.6 billion) at June 30, 2023 from ₹ 1,742,777 crore (US$ 212.4 billion) at June 30, 2022.

Key subsidiaries and associates

Value of New Business (VNB) of ICICI Prudential Life Insurance Company (ICICI Life) was ₹ 438 crore (US$ 53 million) in Q1-2024 compared to ₹ 471 crore (US$ 57 million) in Q1-2023. The annualized premium equivalent was ₹ 1,461 crore (US$ 178 million) in Q1-2024 compared to ₹ 1,520 crore (US$ 185 million) in Q1-2023. The VNB margin was 30.0% in Q1-2024 compared to 32.0% in FY2023. The profit after tax increased by 32.7% year-on-year to ₹ 207 crore (US$ 25 million) in Q1-2024 from ₹ 156 crore (US$ 19 million) in Q1-2023.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) grew by 18.9% year-on-year to ₹ 6,387 crore (US$ 778 million) in Q1-2024 from ₹ 5,370 crore (US$ 655 million) in Q1-2023. The combined ratio stood at 103.8% in Q1-2024 compared to 104.1% in Q1-2023. Excluding the impact of cyclone of ₹ 35 crore (US$ 4 million), the combined ratio was 102.9% for Q1-2024. The profit after tax of ICICI General grew by 11.8% to ₹ 390 crore (US$ 48 million) in Q1-2024 compared to ₹ 349 crore (US$ 43 million) in Q1-2023.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, grew by 55.4% year-on-year to ₹ 474 crore (US$ 58 million) in Q1-2024 from ₹ 305 crore (US$ 37 million) in Q1-2023.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 271 crore (US$ 33 million) in Q1-2024 compared to ₹ 274 crore (US$ 33 million) in Q1-2023.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

				₹ crore
	FY2023	Q1-2023	Q4-2023	Q1-2024
	Audited	Unaudited	Audited	Unaudited
Net interest income	62,129	13,210	17,667	18,227
Non-interest income	19,883	4,629	5,127	5,183
- Fee income	18,001	4,243	4,830	4,843
- Dividend income from subsidiaries/associates	1,784	347	273	291
- Other income	98	39	24	49
Less:
Operating expense	32,873	7,566	8,928	9,523
Core operating profit[1]	49,139	10,273	13,866	13,887
Total net provision	6,666	1,144	1,619	1,292
- Contingency provisions[2]	5,650	1,050	1,600	-
- Other provisions	1,016	94	19	1,292
Core operating profit less provisions	42,473	9,129	12,247	12,595
Treasury gains	(52)	36	(40)	252
Profit before tax	42,421	9,165	12,207	12,847
Less:
Provision for taxes	10,525	2,260	3,085	3,199
Profit after tax	31,896	6,905	9,122	9,648

1.	Excluding treasury gains

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.6 billion) at June 30, 2023

3.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

			₹ crore
	30-Jun-22	31-Mar-23	30-Jun-23
	Unaudited	Audited	Unaudited
Capital and liabilities
Capital	1,391	1,397	1,400
Employee stock options outstanding	387	761	916
Reserves and surplus	1,76,100	1,98,558	2,08,650
Deposits	10,50,349	11,80,841	12,38,737
Borrowings (includes subordinated debt)	1,15,454	1,19,325	1,11,252
Other liabilities and provisions	71,900	83,325	86,045
Total capital and liabilities	14,15,581	15,84,207	16,47,000

Assets
Cash and balances with Reserve Bank of India	90,759	68,526	68,800
Balances with banks and money at call and short notice	22,464	50,912	37,447
Investments	3,21,252	3,62,330	3,98,140
Advances	8,95,625	10,19,638	10,57,583
Fixed assets	9,400	9,600	9,730
Other assets	76,081	73,201	75,300
Total assets	14,15,581	15,84,207	16,47,000

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 82.04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 22, 2023	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title:	Assistant General Manager